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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person

    Contrarian Capital Advisors, L.L.C.
    411 West Putnam Avenue
    Suite 225
    Greenwich, Connecticut 06830

2.  Date of Event Requiring Statement (Month/Day/Year)

    December 14, 1998

3.  IRS Reporting Person
    (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol

    Harvard Industries, Inc.
    HAVAV

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ( ) Director (X) 10% Owner ( ) Officer (give title below) (X) Other*
    (specify below)

6.  If Amendment, Date of Original (Month/Day/Year)

7.  Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person


     Table I -- Non-Derivative Securities Beneficially Owned

1. Title of Security 2. Amount of    3. Ownership     4. Nature of Indirect
                        Securities      Form:            Beneficial Ownership
                        Beneficially    Direct(D) or
                        Owned           Indirect(I)

Common Stock             803,289**      (I)              Investment Manager


Common Stock           2,056,240***     (I)              General Partner or



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                                                         Investment Manager




















































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            Table II -- Derivative Securities Beneficially Owned

1.Title of     2.Date Exer-    3.Title and Amount     4.Conver-      5.Ownership     6.Nature of
  Derivative     cisable and     of Securities          sion or        Form of         Indirect
  Security       Expiration      Underlying             Exercise       Derivative      Beneficial
                 Date            Derivative Security    Price of       Security:       Ownership
                 (Month/Day/      ---------------       Deri-          Direct(D) or
                 Year)           Title   Amount or      vative         Indirect (I)
               ---------------           Number of      Security
               Date    Expira-           Shares
               Exer-   tion
               cisable Date

EXPLANATION OF RESPONSES:

*  The Reporting Persons are investment advisers registered under
Section 203 of the Investment Advisers Act of 1940 and have voting power and investment power with respect to securities in their clients' accounts. A Managing Member of each of the Reporting Persons is a member of the Board of Directors of Harvard Industries, Inc.

** These securities are owned by investment advisory clients of Contrarian Capital Advisors, L.L.C. ("CCA"). CCA disclaims any beneficial ownership of any such securities except to the extent of its pecuniary interest therein. Nonetheless, the entire amount of securities held by the investment advisory clients of CCA is reported herein.

*** These securities are owned by investment advisory clients of Contrarian Capital Management, L.L.C. ("CCM"). CCM disclaims any beneficial ownership of any such securities except to the extent of its pecuniary interest therein. Nonetheless, the entire amount of securities held by the investment advisory clients of CCM is reported herein.


SIGNATURE OF REPORTING PERSON

CONTRARIAN CAPITAL ADVISORS, L.L.C.

    By:   /s/ David E. Jackson
    _____________________________
    David E. Jackson, Managing Member

DATE
December 21, 1998



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                     Joint Filer Information

Name:         Contrarian Capital Management, L.L.C.

Address:      411 West Putnam Avenue
              Suite 225
              Greenwich, Connecticut 06830

Designated
Filer:        Contrarian Capital Advisors, L.L.C.

Issuer:       Harvard Industries, Inc.

Date of Event
Requiring
Statement:    December 14, 1998

Signature:

CONTRARIAN CAPITAL MANAGEMENT, L.L.C.

    By: /s/ David E. Jackson
    _____________________________
    David E. Jackson, Managing Member





























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